

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2019

Lance Rosenzweig
President
StarTek, Inc.
Carrara Place
4th Floor, Suite 485
6200 South Syracuse Way
Greenwood Village, CO 80111

> **Re: StarTek, Inc.**
> **Registration Statement on Form S-3**
> **Filed on July 15, 2019**
> **File no. 333-232659**

Dear Mr. Rosenzweig:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Jeffrey Kesselman